UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and year ended March 31, 2019 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2018 and 2019

	March 31,	March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,997,861	744,706
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; March 31, 2019: RMB89,634 (US$13,356))	107,818	96,923	14,442
Inventories	27,718	27,612	4,114
Prepaid expenses and other receivables	22,276	25,532	3,805
Total current assets	4,408,422	5,147,928	767,067
Property, plant and equipment, net	552,960	545,340	81,258
Non-current deposits	233,115	236,719	35,272
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; March 31, 2019: RMB74,800 (US$11,146))	101,809	104,857	15,624
Inventories	71,758	77,194	11,502
Intangible assets, net	102,065	97,444	14,520
Investment in equity securities	153,882	107,362	15,997
Other investment	189,129	189,129	28,181
Deferred tax assets	31,295	44,981	6,702
Total assets	5,844,435	6,550,954	976,123

LIABILITIES
Current liabilities
Accounts payable	11,372	33,566	5,001
Accrued expenses and other payables	73,023	79,977	11,918
Deferred revenue	366,373	461,986	68,838
Income tax payable	17,407	20,113	2,997
Total current liabilities	468,175	595,642	88,754
Non-current deferred revenue	1,874,014	2,108,442	314,168
Other non-current liabilities	362,876	404,482	60,270
Deferred tax liabilities	20,628	19,626	2,924
Total liabilities	2,725,693	3,128,192	466,116

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2019	83	83	12
Additional paid-in capital	2,053,866	2,101,582	313,145
Treasury stock, at cost (March 31, 2018 and 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(419)
Accumulated other comprehensive losses	(54,654)	(88,738)	(13,223)
Retained earnings	1,116,873	1,407,223	209,683
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,417,335	509,198
Non-controlling interests	5,389	5,427	809
Total equity	3,118,742	3,422,762	510,007
Total liabilities and equity	5,844,435	6,550,954	976,123

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2018 and 2019

	Three months ended March 31,			Year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	232,981	251,651	37,497	936,768	986,754	147,031
Direct costs	(44,231)	(47,375)	(7,059)	(181,483)	(186,027)	(27,719)
Gross profit	188,750	204,276	30,438	755,285	800,727	119,312
Operating expenses
Research and development	(3,445)	(4,635)	(691)	(12,718)	(14,688)	(2,189)
Sales and marketing	(59,653)	(67,301)	(10,028)	(219,202)	(235,062)	(35,025)
General and administrative	(83,458)	(43,486)	(6,480)	(243,502)	(169,320)	(25,229)
Total operating expenses	(146,556)	(115,422)	(17,199)	(475,422)	(419,070)	(62,443)
Operating income	42,194	88,854	13,239	279,863	381,657	56,869
Other income/(expenses), net
Interest income	5,903	6,049	901	21,936	25,320	3,773
Interest expense	—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)	15	15	2	133	(62)	(9)
Change in fair value of equity securities	—	11,526	1,717	—	(57,125)	(8,512)
Dividend income	—	—	—	634	976	145
Others	679	2,711	404	4,226	5,695	849
Total other income/(expenses), net	6,597	20,301	3,024	23,672	(25,196)	(3,754)
Income before income tax	48,791	109,155	16,263	303,535	356,461	53,115
Income tax expense	(16,771)	(16,405)	(2,444)	(62,656)	(61,260)	(9,128)
Net income	32,020	92,750	13,819	240,879	295,201	43,987
Net income attributable to non-controlling interests	(1,506)	(1,642)	(245)	(3,781)	(4,077)	(607)
Net income attributable to Global Cord Blood Corporation’s shareholders	30,514	91,108	13,574	237,098	291,124	43,380

Earnings per share:
Attributable to ordinary shares
- Basic	0.27	0.74	0.11	2.10	2.40	0.36
- Diluted	0.25	0.74	0.11	1.99	2.40	0.36

Other comprehensive (losses)/ income, net of nil income taxes
- Foreign currency translation adjustments	(16,562)	(10,073)	(1,501)	(49,630)	28,232	4,207
- Unrealized holding losses in available-for-sale equity securities
- Unrealized holding losses in available-for-sale equity securities	(2,515)	—	—	(29,619)	—	—
- Reclassification adjustment for losses included in net income	167	—	—	167	—	—
Total other comprehensive (losses)/ income	(18,910)	(10,073)	(1,501)	(79,082)	28,232	4,207
Comprehensive income	13,110	82,677	12,318	161,797	323,433	48,194

Comprehensive income attributable to non-controlling interests	(1,506)	(1,642)	(245)	(3,781)	(4,077)	(607)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	11,604	81,035	12,073	158,016	319,356	47,587

Other Events

On June 18, 2019, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and year ended March 31, 2019. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 18, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: June 18, 2019